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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

December 14, 2020

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd
Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted November 3, 2020
CIK 0001781397

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 9, 2020 with respect to the confidentially submitted registration statement on Form F-1 (DRS), File No. 0001781397 (the “Original Filing”), submitted on November 3, 2020 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the revised submission (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comment.

Amendment No. 7 to Draft Registration Statement on Form F-1 submitted November 3, 2020

Capitalization, page 31

1.	It appears that the net proceeds reflected in the table on page 31 is inconsistent with the net proceeds reflected on pages 12 and 30. Please revise as appropriate.

Response: The inconsistencies in question have been reconciled and corrected in the Amended Filing.

2.	We note that the second bullet in this section refers to the "offering price of $8.00 per Unit, the midpoint of the range set forth on the cover page of this prospectus." However, we note that no range is provided on the cover page of the prospectus. Please revise as appropriate.

Response: The above-referenced referenced has been deleted in the Amended Filing.

Dilution, page 32

3.	Please tell us, and disclose as appropriate, your basis for including deferred IPO costs in your calculation of net tangible book value as of March 31, 2020.

Response: Please note the Company has revised its disclosures to exclude deferred IPO costs in the Company’s calculation of net tangible book value as of March 31, 2020 in the Amended Filing.

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Zhenyu Wu, CFO